EXHIBIT 21.1

 SUBSIDIARIES OF FROZEN FOOD EXPRESS INDUSTRIES, INC.

Name of Subsidiary	Jurisdiction of Incorporation
FFE Transportation Services, Inc.	Delaware
FX Holdings, Inc.	Delaware
Conwell Corporation	Delaware
Conwell, LLC	Delaware
Lisa Motor Lines, Inc.	Delaware
FFE Logistics, Inc.	Delaware
Compressors Plus, Inc.*	Texas
FFE Driver Academy, Inc.	Texas

Each subsidiary does business under its corporate name.

* Inactive